Filed Pursuant to Rule 424(b)(3)

Registration No. 333-230465

INPOINT COMMERCIAL REAL ESTATE INCOME, INC.

SUPPLEMENT NO. 10 DATED FEBRUARY 14, 2020 TO THE

PROSPECTUS DATED MAY 3, 2019

This Prospectus Supplement No. 10 (this “Supplement”) is part of and should be read in conjunction with the prospectus of InPoint Commercial Real Estate Income, Inc. dated May 3, 2019 (the “Prospectus”), Supplement No. 1 dated May 15, 2019, Supplement No. 2 dated July 17, 2019, Supplement No. 3 dated August 15, 2019, Supplement No. 4 dated September 17, 2019, Supplement No. 5 dated September 30, 2019, Supplement No. 6 dated October 15, 2019, Supplement No. 7 dated November 15, 2019, Supplement No. 8 dated December 16, 2019 and Supplement No. 9 dated January 15, 2020. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of March 2, 2020, the first business day of the month;
•	to disclose the calculation of our NAV per share as of January 31, 2020;
•	to provide an update on the status of our current public offering; and
•	to provide portfolio metrics regarding the status of our investments as of December 31, 2019.

March 2, 2020 Transaction Price

The transaction price for each share class of our common stock for subscriptions to be accepted as of March 2, 2020, the first business day of the month, (and repurchases as of February 28, 2020) is as follows:

Transaction Price (per share)
Class A	$25.0643
Class T	$25.0628
Class S	$25.0097
Class D	$25.0569
Class I	$25.0712

As of January 31, 2020, we had not sold any Class S shares. The March 2, 2020 transaction price for our Class S shares is based on our aggregate NAV for all share classes as of January 31, 2020. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since January 31, 2020 that would have a material impact on our NAV per share.

January 31, 2020 per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inland-investments.com/inpoint. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus, as supplemented, for how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. The valuation of our commercial real estate loan portfolio is reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for January 31, 2020.

Our total NAV presented in the following table includes the NAV of our Class A, Class T, Class S, Class D, and Class I common stock being sold in this offering, as well as our Class P common stock, which is not being sold in this offering.  As of January 31, 2020, we had not sold any Class S shares. The following table provides a breakdown of the major components of our total NAV as of January 31, 2020 ($ and shares in thousands, except per share data):

Components of NAV	January 31, 2020
Commercial mortgage loans	$515,116
Real estate securities	157,159
Cash and cash equivalents and restricted cash	43,107
Other assets	7,347
Repurchase agreements - commercial mortgage loans	(335,811)
Repurchase agreements - real estate securities	(106,655)
Due to related parties	(1,333)
Distributions payable	(1,740)
Interest payable	(580)
Accrued stockholder servicing fees (1)	(7)
Other liabilities	(471)
Net asset value	$276,132
Number of outstanding shares	11,041
Aggregate NAV per share	$25.0097

(1)

Stockholder servicing fees only apply to Class T, Class S, and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S, and Class D shares. As of January 31, 2020, we have accrued under GAAP $438 of stockholder servicing fees payable to the Dealer Manager related to the Class T shares sold and $94 of stockholder servicing fees payable to the Dealer Manager related to the Class D shares sold. As of January 31, 2020, we have not sold any Class S shares and, therefore, we have not accrued any stockholder servicing fees payable to the Dealer Manager related to Class S shares. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of January 31, 2020 ($ and shares in thousands, except per share data):

NAV Per Share	Class A	Class T	Class D	Class I
Net asset value	$10,501	$7,013	$1,082	$3,142
Number of outstanding shares	419	280	43	125
NAV per share as of January 31, 2020	$25.0643	$25.0628	$25.0569	$25.0712

Status of our Current Public Offering

We accept subscriptions in our public offering as of the first business day of each month. On February 3, 2020, we issued and sold 376,206 shares of our common stock (consisting of 112,669 Class A shares, 60,318 Class T shares, 4,992 Class D shares, and 198,227 Class I shares) in our public offering, resulting in gross proceeds of $9,650,228. As of the date hereof, we have issued and sold (including DRIP shares) a total of 1,242,304 shares of our common stock (consisting of 531,638 Class A shares, 340,152 Class T shares, 48,160 Class D shares, and 322,354 Class I shares) in our public offering, resulting in gross proceeds of $32,179,580. We intend to continue selling shares in our public offering on a monthly basis.

Portfolio Metrics as of December 31, 2019

Attached hereto as Appendix A are portfolio metrics regarding the status of our investments as of December 31, 2019.

Appendix A

Portfolio Highlights Portfolio Size $664.8 Million Average Investment Balance $13.6 Million Range of Investment Balances $2-$40.7 Million Investments 49 Average First Mortgage Term 2.11 Years Average Leverage Ratio Weighted average of the loan to value’s at origination, based on current loan balance As of 12/31/2019

Current Portfolio Investments by Floating vs. Fixed Rate  Portfolio Size of $664.8 Million 97.5% Floating Rate 2.5% Fixed Rate Based on par value of investments as of 12/31/2019

Current Portfolio Investments by Loan Type Portfolio Size of $664.8 Million 74% 24% 2% CMBS First Mortgage Credit Loan Based on par value of investments as of 12/31/2019

Current Portfolio Investments by Region41% Southwest8% Mid Atlantic23% West19% Southeast2% Rocky Mountain7% Great Lakes Based on par value of investments as of 12/31/2019Investments by Region do not include CMBS investments.

Current Portfolio Investments by Property Type 9% Hospitality 33% Office 46% Multifamily 9% Industrial 2% Retail 1% Mixed Use Based on par value of investments as of 12/31/2019 Investments by Property Type do not include CMBS investments.

Current Portfolio  Investment Portfolio  InvestmentType  Current Investment Amount Property Type Origination or Purchase Date  Initial Maturity Date First Mortgage $32.0M Multifamily 11/2019 12/2023 First Mortgage $13.4M Multifamily 10/2019 11/2022  First Mortgage $20.4M Office 10/2019 10/2022 First Mortgage $30M Multifamily 9/2019 10/2022 First Mortgage $14.9M Office 9/2019 10/2023 First Mortgage$7.0M Office 8/2019 9/2022 First Mortgage $14M Office 7/2019 8/2021 First Mortgage $6.35M Mixed-Use 6/2019 7/2022 First Mortgage $40.7M Office 6/2019 7/2022 First Mortgage $12.1M Multifamily 5/2019 6/2022 First Mortgage $24M Multifamily 5/2019 6/2022 First Mortgage $6.8M Multifamily 4/2019 5/2021 As of 12/31/2019

Current Portfolio Investment Portfolio (continued) Investment Type Current Investment Amount Property Type Origination or Purchase Date Initial Maturity Date First Mortgage $15.8M Industrial 4/2019 4/2022 First Mortgage $10.3M Multifamily 1/2019 2/2022 First Mortgage $14.2M Multifamily 1/2019 2/2022 First Mortgage $16.15M Hospitality 12/2018 1/2022 First Mortgage $24.5M Hospitality12/2018 12/2020 First Mortgage $26.7M Multifamily 11/2018 12/2020 First Mortgage $5.2M Multifamily 11/2018 12/2021 First Mortgage $6.8M Multifamily 10/2018 11/2021 First Mortgage $19.4M Multifamily 10/2018 10/2020 First Mortgage $8.5M Multifamily 9/2018 10/2021 First Mortgage $24.1M Office 9/2018 9/2021 First Mortgage $16.3M Multifamily 8/2018 9/2021 First Mortgage $6.9M Multifamily 5/2018 6/2021 As of 12/31/2019

Current Portfolio Investment Portfolio (continued) Investment Type Current Investment Amount Property Type Origination or Purchase Date Initial Maturity Date First Mortgage $31M Industrial 5/2018 5/2021 First Mortgage $11.9M Retail 3/2018 4/2021 First Mortgage $15.6M Office 12/2017 12/2020 First Mortgage $14.65M Office 12/2017 1/2021 Credit Loan $6M Office 10/2019 10/2024 Credit Loan $3.0M Hospitality 3/2018 4/2023 Credit Loan $7.5M Office 9/2017 10/2027 CMBS $11.5M Hospitality 12/2019 12/2021 CMBS $4M Hospitality 10/2019 8/2021 CMBS $10.3M Office 10/2019 9/2022 CMBS $10M Multifamily 7/2019 7/2021 CMBS $8.0M Mixed Use 7/2019 6/2021 CMBS $17.6M Hospitality 5/2019   5/2021 As of 12/31/2019

Current Portfolio Investment Portfolio (continued) Investment Type Current Investment Amount Property Type Origination or Purchase Date Initial Maturity Date CMBS $10M  Office 3/2019 3/2020 CMBS $8.5M Hospitality 12/2018 6/2020 CMBS $9.7M Hospitality 9/2018 6/2021 CMBS $10M Hospitality 8/2018 6/2020 CMBS $10M Hospitality 5/2018  5/2020 CMBS $27.7M Hospitality 5/2018 5/2020 CMBS $2.0M Hospitality 5/2018 5/2020 CMBS $5.0M Hospitality 2/2018 2/2020 CMBS $5.0M Hospitality 12/2017 12/2020 CMBS $4.1M Hospitality 9/2017 8/2020 CMBS $5.1M Retail 7/2017 7/2020 As of 12/31/2019